EXHIBIT H

                                    AGREEMENT


     This agreement (this "Agreement") is entered into this 25th day of June, 2003 by and between Kenneth L. Agee and Cindy A. Agee (collectively, "Agee"), on the one hand, and Alvin R. Albe, Jr. ("Albe"), on the other hand, with reference to the following recitals:

     A. Agee has received a loan (the "Loan") in the principal amount of $500,000 from Bank of America, N.A. ("Lender") and, concurrently therewith, has received loans from third-party individuals (the "Individual Lenders") in the aggregate principal amount of $500,000 (the "Additional Loans").

     B. Albe has guaranteed Agee's obligations to Lender pursuant to the Loan (such guaranty, the "Guaranty").

     C. As of the date hereof, Agee beneficially owns a total of 4,578,018 shares of the common stock of Syntroleum Corporation (collectively, the "Shares"), exclusive of 242,813 shares of common stock that are subject to that certain Common Stock Purchase Agreement delivered concurrently herewith by and among Agee and a private purchaser.

     D. In order to induce Albe to provide the Guaranty, Agee has agreed with Albe to refrain from selling, pledging or otherwise disposing of the Shares, and to certain other matters, all as provided herein.

     In consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

     1. Agee hereby confirms and represents to Albe that, as of the date hereof, Agee is the record and beneficial owner of all of the Shares, free of any liens, charges, encumbrances or restrictions (other than certain securities law restrictions) of any kind whatsoever (except for the pledge of 650,000 of such Shares to Lender in connection with the Loan and the pledge of another 650,000 of such Shares to the Individual Lenders in connection with the Additional Loans (collectively, such 1.3 million shares being the "Pledged Shares")). Agee further confirms and represents to Albe that Agee owns no other shares of the capital stock of Syntroleum Corporation other than the Shares.

     2. With the exception of the transactions contemplated herein, for so long as Agee has any outstanding obligations with respect to the Loan, Agee will not pledge, hypothecate, sell or otherwise dispose of any of the Shares (or enter into any transaction or device that is designed to, or could reasonably be expected to, result in the disposition of any of the Shares). For the sake of clarification and without limiting the foregoing, Agee shall be deemed to have outstanding obligations with respect to the Loan notwithstanding any repayment of the Loan by Albe pursuant to the Guaranty or by any other guarantor with respect to the Loan.

     3. Notwithstanding the foregoing, Agee shall, subject to the consent of and on the terms permitted by Lender, be permitted to establish a plan pursuant to Rule l0b5-1 promulgated under the Securities Exchange Act of 1934 (the "10b5-1 Plan"), and to sell pursuant to the terms of such plan, the Pledged Shares.

     4. Subject to the terms of the 10b5-1 Plan, Agee hereby consents to the delivery by Lender to Albe of any Shares pledged by Agee to Lender in connection with the Loan in the event Albe becomes entitled to be subrogated to Lender's rights with respect to the Loan.

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     In witness whereof, the parties have duly executed this Agreement as of the date written above.


                                   KENNETH L. AGEE
                                   Kenneth L. Agee


                                   CINDY A. AGEE
                                   Cindy A. Agee


                                   ALVIN R. ALBE, JR.
                                   Alvin R. Albe, Jr.